Exhibit 23.2

CONSENT OF WEIR INTERNATIONAL, INC.

In connection with the Registration Statement on Form S-3 to which this consent is filed as an exhibit, we hereby consent to the incorporation by reference therein of the reference to Weir International, Inc. contained in the Annual Report on Form 10-K of Arch Coal, Inc. for the year ended December 31, 2011.

We further wish to advise that Weir International, Inc. was not employed on a contingent basis and that at the time of preparation of our report, as well as at present, neither Weir International, Inc. nor any of its employees had or now has a substantial interest in Arch Coal, Inc. or any of its affiliates or subsidiaries.

Respectfully submitted,

By:	/s/ John W. Sabo
Name:	John W. Sabo
Title:	Executive Vice President
Date:	February 29, 2012